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Exhibit 99.1

Contacts: Dan Kaferle Public Relations (631) 342-2111 daniel.kaferle@ca.com	Olivia Bellingham Investor Relations (631) 342-4687 olivia.bellingham@ca.com

CA TO LAUNCH $1 BILLION TENDER OFFER AUGUST 16, 2006

        ISLANDIA, N.Y., August 15, 2006—CA (NYSE: CA), one of the world's largest management software companies, today announced that it will commence its previously announced tender offer to purchase up to approximately 40,816,327 shares of its outstanding common stock, at a price not less than $22.50 and not greater than $24.50 per share (in increments of $0.25), on Wednesday, August 16, 2006. This represents the initial phase of the $2 billion stock repurchase plan CA announced on June 29, 2006.

        The Company anticipates that it will pay for the shares purchased in the offer and the related fees and expenses from bank borrowings and available cash. Depending on how the Company chooses to finance the share repurchase program, its ability to borrow under its existing credit facility could be restricted unless it obtains a waiver from its credit facility lending banks. If necessary, the Company will seek a waiver of the restriction. Although the Company expects that it will be able to finance the aggregate purchase price to complete the offer from bank financing and available cash, the Company cannot provide any assurance that it will receive financing with satisfactory terms and conditions. The tender offer also is subject to a number of other important conditions.

        CA is considering various options to execute the second phase of the program and will provide further details when appropriate. The Company expects to complete the full $2 billion share repurchase plan by the end of fiscal year 2007.

        The tender offer will expire at 5 p.m. New York Time on Thursday, September 14, 2006, unless the offer is extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

        Under the terms of the tender offer, based on the number of shares of common stock tendered and the prices specified by the tendering stockholders, CA will determine the lowest per-share price within the range that will enable it to buy 40,816,327 shares of common stock, or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn.

        All shares of common stock purchased in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than 40,816,327 shares of common stock validly tender their shares at or below the determined purchase price per share, the shares will be purchased on a pro rata basis except for "odd lots"—lots held by stockholders of less than 100 shares who tender all of their shares—which will be purchased on a priority basis, and conditional tenders whose condition was not met, which will not be purchased. Stockholders whose shares of common stock are purchased in the tender offer will be paid the determined purchase price net in cash, without interest after the expiration of the offer period.

        The Company's executive officers and members of the Board of Directors have advised the Company that they do not intend to participate in the tender offer.

        The dealer managers for the tender offer are Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. Innisfree M&A Incorporated is serving as the information agent and Mellon Investor Services is serving as the depositary for the tender offer.

        Neither CA, nor any member of its Board of Directors, nor the dealer managers nor information agent nor the depositary is making any recommendation to stockholders as to whether to tender shares or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer shares for purchase.

About CA

        CA (NYSE:CA), one of the world's largest information technology (IT) management software companies, unifies and simplifies the management of enterprise-wide IT. Founded in 1976, CA is headquartered in Islandia, N.Y., and serves customers in more than 140 countries. For more information, please visit http://ca.com.

Cautionary Statement Regarding Forward-Looking Statements

        Certain statements in this communication (such as statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) constitute "forward-looking statements." A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risks and uncertainties associated with the CA deferred prosecution agreement with the United States Attorney's Office of the Eastern District, including that CA could be subject to criminal prosecution or civil penalties if it violates this agreement; the risks and uncertainties associated with the agreement that CA entered into with the Securities and Exchange Commission ("SEC"), including that CA may be subject to criminal prosecution or substantial civil penalties and fines if it violates this agreement; civil litigation arising out of the matters that are the subject of the Department of Justice and the SEC investigations, including shareholder derivative litigation; changes to the compensation plan of CA's sales organization may lead to outcomes that are not anticipated or intended as they are implemented, and the commissions plans for fiscal year 2007, while revised, continue to be reviewed; CA may not adequately manage and evolve its financial reporting and managerial systems and processes, including the successful implementation of its enterprise resource planning software; CA may encounter difficulty in successfully integrating acquired companies and products into its existing businesses; CA is subject to intense competition in product and service offerings and pricing and increased competition is expected in the future; if CA's products do not remain compatible with ever-changing operating environments, CA could lose customers and the demand for CA's products and services could decrease; certain software that CA uses in daily operations is licensed from third parties and thus may not be available to CA in the future, which has the potential to delay product development and production; CA's credit ratings have been downgraded and could be downgraded further which would require CA to pay additional interest under its credit agreement and could adversely affect CA's ability to borrow; CA has a significant amount of debt; the failure to protect CA's intellectual property rights would weaken its competitive position; CA may become dependent upon large transactions; general economic conditions may lead CA's customers to delay or forgo technology upgrades; the market for some or all of CA's key product areas may not grow; third parties could claim that CA's products infringe their intellectual property rights; fluctuations in foreign currencies could result in translation losses; and the other factors described in CA's current report on form 10-Q. CA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CA common stock. The solicitation of offers to buy shares of Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents that the Company will file with the Securities and Exchange Commission on Wednesday, August 16, 2006 and will be mailed to stockholders promptly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange

Commission's website at www.sec.gov; and from the information agent, Innisfree M&A Incorporated at 877-750-9497 (U.S. & Canada) 412-232-3651 (Other countries) or 212-750-5833 (Banks & Brokers).

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        Copyright © 2006 CA. All Rights Reserved. One CA Plaza, Islandia, N.Y. 11749. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.

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  Exhibit 99.1